UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

           ☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                                                      December 31, 2006

           ☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to _________________

Commission file number 001-07283

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

REGAL BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511

REQUIRED INFORMATION

The Regal Beloit Corporation Retirement Savings Plan (“Plan) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

REGAL-BELOIT CORPORATION

Financial Statements as of and for the Years
Ended December 31, 2006 and 2005,
Supplemental Schedule as of December 30,
2006 and Independent Auditors’ Report

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006	10-11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	12

EXHIBIT INDEX	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Regal-Beloit Corporation Retirement Savings Plan
Milwaukee, WI

We have audited the accompanying statements of net assets available for benefits of Regal Beloit Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of (1) assets (held at end of year) as of December 31, 2006, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan's management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

 /s/ DELOITTE & TOUCHE LLP
Milwaukee, WI
June 28, 2007

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Cash	$112,701	$7,908
Investments, at fair value:
Mutual Funds	91,469,828	84,752,821
Common Collective Trust Funds	34,655,611	38,052,899
Investment in REGAL-BELOIT CORPORATION Unitized Stock Fund	25,541,307	19,196,867
Participant Loans	2,555,639	2,971,044

Total investments	154,222,385	144,973,631

Receivables:
Employer contributions	962,164	861,804
Participant contributions	223,494	241,227
Accrued interest and dividends	154,048	151,627
Due from brokers	81,701	1,362

Total receivables	1,421,407	1,256,020

Total assets	155,756,493	146,237,559

LIABILITIES:
Due to brokers	118,977	34,961
Accrued administrative fees	3,100	3,100

Total liabilities	122,077	38,061

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	350,057	384,373

NET ASSETS AVAILABLE FOR BENEFITS	$155,984,473	$146,583,871

See notes to financial statements.

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CONTRIBUTIONS:
Employer contributions	$3,091,518	$3,461,207
Participant contributions	8,043,422	8,033,203
Participant rollovers	252,332	421,074

Total contributions	11,387,272	11,915,484

INVESTMENT INCOME:
Net appreciation in fair value of investments	17,413,988	6,593,061
Interest and dividends	3,210,947	2,905,822

Total investment income	20,624,935	9,498,883

DEDUCTIONS:
Benefits paid to participants	17,181,215	14,519,948
Transfer to other plan	5,365,089	-
Administrative fees	65,301	39,266

Total deductions	22,611,605	14,559,214

NET INCREASE	9,400,602	6,855,153

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	146,583,871	139,728,718

End of year	$155,984,473	$146,583,871

See notes to financial statements.

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF PLAN

The following description of the REGAL-BELOIT CORPORATION Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  More complete information regarding the Plan’s provisions may be found in the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General – The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan covers substantially all employees of REGAL-BELOIT CORPORATION (the “Company”) with at least six months of service with the Company.

Effective May 5, 2006, the Company sold one of it’s divisions.  As a result of the sale, $5,365,089 of employee accounts were transferred into the Regal Cutting Tools, Inc. Retirement Savings Plan.

Plan Administration – Marshall & Ilsley Trust Company (the “Trustee”) is trustee, custodian, and recordkeeper for the Plan.  Overall responsibility for administering the Plan rests with the Administrative Committee.

Contributions – Eligible employees can contribute an amount of up to 100% of compensation as defined by the Plan subject to certain limitations under the IRC.  The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

All participating REGAL-BELOIT CORPORATION Mechanical Group and Corporate employees, except full-time bargaining unit employees of the Illinois Gear division, receive an employer match equal to 50% of a participant’s deferral, up to 3% of a participant’s compensation.  The Plan also provides for discretionary contributions subject to the Board of Director’s authorization.    Discretionary contributions of $658,158 and $624,494 were made to the Plan for 2006 and 2005, respectively.

For salaried employees of Marathon Electric Manufacturing Corporation and, from August 30, 2004, REGAL-BELOIT Electric Motors, Inc. (wholly-owned subsidiaries of REGAL-BELOIT CORPORATION), who are not members of a collectively-bargained unit, or employed at the Blytheville, Arkansas location, the Company makes a 50% matching contribution of the participant’s contribution up to 5% of pretax annual income.

The Plan covers all hourly employees and truck drivers of the Marathon Electric Manufacturing Corporation and its subsidiary, the Marathon Special Products Corporation, and substantially all salaried employees of its Blytheville subsidiary.  The Company currently matches 50% of the portion of an employee’s contribution up to 5% of pretax income for employees represented by Local 1791 I.B.E.W.; 4% for employees represented by Teamsters Local 446; and 3% for hourly employees at the West Plains, Lebanon, Brownsville, and Blytheville facilities.  For employees represented by Local 1076 I.B.E.W., the Company matched 35% of an employee’s contribution up to 4% of pretax income, through March 31, 2004, and 40% of an employee’s contribution up to 4% of pretax income, beginning April 1, 2004.  There is no Company match for Lima facility participants.  Lima employees who are employed on January 1, and who complete their probationary period by that date, received a Company contribution of $1,200 and $1,200 for 2006 and 2005, respectively, for one year’s service and a prorated amount for less than one year’s service.

Employees of the Leeson Electric Corporation, a wholly-owned subsidiary of the REGAL-BELOIT CORPORATION, who are participants, receive a Company match of 50% of the first 4% of compensation contributed.  The Company may also make discretionary match and/or profit sharing contributions.  The Company made no discretionary contributions in 2006 or 2005.

Vesting – Participants at all times have a fully vested interest in individual contribution accounts.  Company matching and discretionary contributions are subject to a three year cliff vesting.  Corporate and Mechanical Group Profit Sharing balances have a seven year step vesting.  Lima bargaining unit participants are immediately fully vested in Company contributions.  All participant accounts become fully vested at the time of death or disability.

Forfeited Accounts – At December 31, 2006 and 2005 forfeited accounts totaled $61,779 and $56,000, respectively.  In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan year following the Plan year in which the forfeitures occur.

Benefit Payments – Distributions of participants’ accounts are made in lump-sum amounts upon normal retirement from the Company, upon the death of the participant or upon termination of employment.  Benefit payments or annuities are also available upon request upon attainment of age 59 ½.  Withdrawals for financial hardship can be made in accordance with certain governmental regulations.

Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options – Participants are able to change their investment options in 1% increments, 12 times per quarter.

The following funds are available to participants:  Marshall & Ilsley, Regal-Beloit Corporation Stock Fund, Allianz NFJ Dividend Value FD, Artisan FDS Inc., Baron, Dodge & Cox, Goldman Sachs, American Growth Fund, Heritage Mid Cap Stock Fund, Vanguard Group, Wells Fargo Advantage Small Cap Fund and Pimco.

Adoption of New Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP’).  As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value basis and were not affected by the adoption of the FSP.  The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Risks and Uncertainties – The Plan invests in various investment instruments, including common collective trusts and mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Participant Loans – The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance for participants up to $50,000.  The minimum loan amount is $1,000.  Interest at prevailing market rates (ranging from 4.0% to 8.25% as of December 31, 2006 and 2005, respectively) is charged on the loan.  Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant’s primary residence, for which the term of the loan may be extended beyond the five year period.

Excess Contribution Payable – The Plan is required to return contributions and related earnings received during the year in excess of IRC limits.

Plan Termination – The Company may terminate the Plan at any time.  Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee.  Presently, the Company has no intention to terminate the Plan.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2.	SIGNIFICANT ACCOUNT POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – Investment purchases and sales are recorded on the trade date.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Plan investments, except the M&I Stable Principal Fund, are reported at fair value as determined through reference to published market values.  The M&I Stable Principal Fund is a common collective trust that invests in fully benefit-responsive investment contracts.  The investment is valued at contract value which approximates fair value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participant loans are stated at unpaid principal amount plus accrued interest.

Benefit Payments – Benefit payments to participants are recorded when paid.  Amounts payable to participants who elected to withdraw from the Plan but had not been paid were $166,654 and $0 at December 31, 2006 and 2005, respectively.

Use of Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods.  Actual results could differ from these estimates.

The Plan invests in various securities.  Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could be material to the financial statements.

Administrative Expenses – The Plan pays all administrative expenses.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2006 and 2005.  All investments are participant directed.

	December 31,	December 31,
	2006	2005

M&I Stable Principal Fund*
35,005,668 and 38,437,272 shares, respectively	$34,655,611	$38,052,899

Regal-Beloit Corporation Unitized Stock Fund*
413,339 and 521,790 shares, respectively	25,541,307	19,196,867

Dodge & Cox Balanced Fund
267,003 and 249,541 shares, respectively	23,250,628	20,297,675

Vanguard Institutional Index Fund
117,748 and -0- shares, respectively	15,258,952	-

American Growth Fund of America
379,140 and -0- shares, respectively	12,303,091	-

Allianz NFJ Dividend Value Fund
473,721 and -0- shares, respectively	8,076,936	-

ABN AMRO/Chicago Cap Growth Fund Class N
-0- and 623,653 shares, respectively	-	13,901,220

Vanguard 500 Index Fund
-0- and 116,715 shares, respectively	-	13,412,852

Wells Fargo Advantage Opportunity Fund
-0- and 293,090 shares, respectively	-	13,150,970

AIM Basic Value Fund
-0- and 222,505 shares, respectively	-	7,614,135

*Represents party-in-interest.

4.	PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Marshall & Ilsley Trust Company (“M&I”).  For all investment programs other than the REGAL-BELOIT CORPORATION Unitized Stock Fund (the “Fund”), M&I maintains participant balances on a share method.  Participant investments in the Fund are accounted for on a unit value method.  The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund’s short term investments.  At December 31, 2006 and 2005, the Plan held 413,339 units and 521,790 units, respectively, of the Fund.  The Fund invests in shares of REGAL-BELOIT CORPORATION common stock and held 413,339 shares and 460,803 shares at December 31, 2006 and 2005, respectively.  In addition to REGAL-BELOIT CORPORATION common stock, the Fund also invests in the Marshall Money Market Fund.

5.	GUARANTEED INVESTMENT CONTRACTS

The Plan invests in the M&I Stable Principal Fund.  The M&I Stable Principal Fund primarily invests in guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit-responsive.  Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, which approximates fair value.

6.	INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee.  The Trustee received an opinion letter from the Internal Revenue Service (IRS), dated November 27, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (IRC).  The Plan received a favorable IRS determination letter from the IRS on November 26, 2004.  The Plan’s management also believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RELATED-PARTY TRANSACTIONS

Plan assets are invested in a common collective fund managed by the Trustee.  Fees paid by the Plan for investment management services are included as a reduction of the return earned by the fund.  In addition, the Plan invests in securities of the Company.  These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Marshall & Ilsley Trust Company, N.A. (M&I).  M&I is the trustee of the Plan and, therefore, these transactions qualify as exempt part-in-interest transactions.  Fees paid by the Plan for investment management and recordkeeping service are included as a reduction of the return earned by each fund.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles the statements of net assets available for benefits and the statements of changes in net assets available for benefits to the Form 5500.

	Year Ended
	December 31,	December 31,
	2006	2005
Net Assets Per Modified Cash Basis Form 5500	$154,451,858	$145,483,940
Contributions Receivable	1,185,658	1,103,031
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	350,057	-
Accrued Administrative Fees	(3,100)	(3,100)

Net Assets Per Statement of Net Assets
Available for Benefits	$155,984,473	$146,583,871

	Year Ended
	December 31,	December 31,
	2006	2005
Contributions Per Modified Cash Basis Form 5500	$11,304,645	$11,216,719

Change in Contributions Receivable	82,627	698,765

Contributions Per Statement of Changes in Net Assets Available for Benefits	$11,387,272	$11,915,484

	Year Ended
	December 31,	December 31,
	2006	2005
Net Increase Per Modified Cash Basis Form 5500	$8,967,918	$6,156,388

Change in Contributions Receivable	82,627	698,765

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	350,057	-

Net Increase Per Statement of Changes in Net Assets Available for Benefits	$9,400,602	$6,855,153

* * * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Fair Value
Marshall & Ilsley*	M&I Stable Principal Fund*	$34,655,611

Regal-Beloit Corporation Stock Fund*	Regal-Beloit Corporation Master Trust*	25,541,307

Allianz NFJ Dividend Value FD	Allianz NFJ Dividend Value Fund	8,076,936

Artisan FDS Inc.	Artisan FDS Inc.	250,708

Baron	Baron Asset FD Growth/Income ED	7,613,443

Dodge & Cox	Dodge & Cox Balanced Fund	23,250,628

Dodge & Cox	Dodge & Cox International Stock FD	6,747,623

Goldman Sachs	Goldman Sachs Mid Cap Value Fund	6,351,135

American Growth Fund	American Growth FD of America	12,303,091

Heritage Mid Cap Stock Fund	Heritage Mid Cap Stock Fund	6,164,165

Vanguard Group	Vanguard Target Retirement 2005 FD	636

Vanguard Group	Vanguard Target Retirement 2015 FD	265,476

Vanguard Group	Vanguard Target Retirement 2025 FD	168,955

Vanguard Group	Vanguard Target Retirement 2035 FD	65,755

Vanguard Group	Vanguard Target Retirement 2045 FD	17,317

Vanguard Group	Vanguard Institutional Index FD	15,258,952

Wells Fargo Advantage Small Cap Fund	Wells Fargo Advantage Small Cap ED	259,613

Pimco	Pimco Total Return Fund	4,675,395

Loans to participants*	Loans to Participants (Interest rates ranging from 4.0% to 8.25%)	2,555,639

TOTAL ASSETS (HELD AT END OF YEAR)		$154,222,385

*Represents party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 28, 2007	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

		By:	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN ADMINISTRATIVE COMMITTEE

		By:	/s/ David A. Barta
David A. Barta Vice President, Chief Financial Officer and Committee Member

EXHIBIT INDEX

REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm